82-3023

File Number: ~~82-4991~~

GOLDEN HOPE MINES LIMITED

1320- 4 King Street West
Toronto, ON M5H 1B6

Tel.: 416-363-1240
Fax: 416-864-0175

August 18, 2005

[redacted]

05010815

Office of International Corporate Fin
Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C.
U.S.A. 20549

SUPPL

Gentlemen:

Enclosed is information, which ***Golden Hope Mines Limited*** has made public pursuant to the laws of the Provinces of Ontario, Quebec, Alberta and British Columbia, Canada.

The following materials are being furnished pursuant to Rule 12g3-2(b):

(a) Information circular in connection with the annual and special meeting of shareholders to be held September 8, 2005.

Please contact the undersigned if you have any questions.

Yours truly,
Golden Hope Mines Limited

Ronald Haller
Secretary

dlw 8/30

GOLDEN HOPE MINES LIMITED

4 KING STREET WEST, SUITE 1320
TORONTO, ONTARIO M5H 1B6

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

Notice is hereby given that the ANNUAL AND SPECIAL MEETING of shareholders of GOLDEN HOPE MINES LIMITED ("the Company") will be held on SEPTEMBER 8, 2005, at 2:30 p.m. (Toronto time) at 4 KING STREET WEST, SUITE 1320, TORONTO, ONTARIO, for the following purposes:

(a) to receive and consider the financial statements of the Company for the fiscal year ended December 31, 2004 together with the report of the auditors thereon:

b) to appoint auditors for the current fiscal year of the Company and authorize the directors to fix their remuneration;

c) to elect directors for the Company;

d) to consider and if deemed advisable, approve and confirm a resolution approving the existing Stock Option Plan enacted in 2003 in accordance with the policies of the TSX Venture Exchange; the text of which is set forth in Schedule "A" to the management information circular; and

e) to transact any other business that may properly come before the meeting and any adjournments thereof.

Shareholders who are unable to attend the meeting in person, are requested to date, sign and return the enclosed form of proxy so that as large a representation as possible may be had at the meeting.

Dated at Toronto on August 2, 2005

On Behalf of the Board of Directors

"THEODORE H. POLISUK"
Theodore H. Polisuk, President

The term of office of each director will be from the date of the meeting at which he is elected until the annual meeting next following, or until his successor is elected or appointed.

PROXIES RECEIVED IN FAVOUR OF MANAGEMENT WILL BE VOTED FOR THE ELECTION OF THE ABOVE NAMED NOMINEES, UNLESS THE SHAREHOLDER HAS SPECIFIED IN THE PROXY THAT HIS SHARES ARE TO BE WITHHELD FROM VOTING IN RESPECT THEREOF. MANAGEMENT HAS NO REASON TO BELIEVE THAT ANY OF THE NOMINEES WILL BE UNABLE TO SERVE AS A DIRECTOR BUT, IF A NOMINEE IS FOR ANY REASON UNAVAILABLE TO SERVE AS A DIRECTOR, PROXIES IN FAVOUR OF MANAGEMENT WILL BE VOTED IN FAVOUR OF THE REMAINING NOMINEES AND MAY BE VOTED FOR A SUBSTITUTE NOMINEE UNLESS THE SHAREHOLDER HAS SPECIFIED IN THE PROXY THAT HIS SHARES ARE TO BE WITHHELD FROM VOTING IN RESPECT OF THE ELECTION OF DIRECTORS.

EXECUTIVE COMPENSATION

The Company has one executive officer as such term is defined under the Regulations to the Securities Act (Ontario), Mr. Theodore H. Polisuk, the president of the Company. During the fiscal year ended December 31, 2004, the said executive officer was paid no cash compensation. 154327 Canada Inc. is entitled to $18,000 in respect of management services provided during the year ended December 31, 2004. Mr. Theodore H. Polisuk is the sole director, officer and shareholder of 154327 Canada Inc.

COMPENSATION OF DIRECTORS

No compensation was paid to the directors of the Company during the fiscal year ended December 31, 2004 in respect of directors fees.

REPORT OF AUDITORS AND AUDITED FINANCIAL STATEMENTS

The financial statements for the year ended December 31, 2004, and the report of the auditors thereon will be submitted to the meeting of shareholders. Receipt at such meeting of the auditors' report and the Company's financial statements for its last completed fiscal period will not constitute approval or disapproval of any matters referred to therein.

APPOINTMENT OF AUDITORS

PROXIES RECEIVED IN FAVOUR OF MANAGEMENT WILL BE VOTED IN FAVOUR OF THE APPOINTMENT OF LITVACK, ADELMAN, CHARTERED ACCOUNTANTS, 175 WEST BEAVER CREEK ROAD, UNIT 27, RICHMOND HILL, ONTARIO, L4B 3M1 AS AUDITORS OF THE COMPANY TO HOLD OFFICE UNTIL THE NEXT ANNUAL MEETING OF SHAREHOLDERS AND THE AUTHORIZATION OF THE DIRECTORS TO FIX THEIR REMUNERATION, UNLESS THE SHAREHOLDER HAS SPECIFIED IN THE PROXY THAT HIS SHARES ARE TO BE WITHHELD FROM VOTING IN RESPECT THEREOF.

FEES FOR AUDIT SERVICES RENDERED

During the fiscal year ended December 31, 2004, Litvack, Adelman, Chartered Accountants, billed the Company $6,000 for audit fees. Litvack, Adelman did not bill the Company any audit related, tax nor other fees as described in Multilateral Instrument 52-110.

STOCK OPTIONS

The board of directors of the Company passed a resolution on May 7, 2003 creating a new stock option plan (the "Plan"). The Plan is designed to encourage stock ownership by directors, officers, employees and service providers of the Company, who are primarily responsible for the management and profitable growth of its business and to advance the interests of the Company by providing additional incentive for significant performance by such persons and to enable the Company to attract and retain valued persons. The Plan is subject to shareholder approval and approval of the TSX Venture Exchange.

Under the plan there are presently outstanding to officers, directors and service providers options to acquire 400,000 common shares at $0.20 per share exercisable at any time on or before June 2, 2007, options to acquire 44,000 common shares at $0.20 per share exercisable at any time on or before June 15, 2009, options to acquire 50,000 common shares at $0.20 per share exercisable at any time on or before July 6, 2009, options to acquire 32,000 common shares at $0.20 per share exercisable at any time on or before April 4, 2010, options to acquire 104,000 common shares at $0.25 per share exercisable at any time on or before May 19, 2010, options to acquire 29,000 common shares at $0.10 per share, exercisable at any time on or before January 23, 2008 and options to acquire 200,000 common shares at $0.15 per share, exercisable at anytime on or before February 27, 2008. The aggregate number of options outstanding under the Plan is 859,000.

The aggregrate number of common shares which may be reserved and set aside for issuance to eligible persons under the Plan may not exceed 20% of the issued common shares of the Company. Based on the 25,051,829 common shares currently outstanding, an additional 4,151,365 options may be granted.

The approval of the Plan constitutes shareholder approval of future stock options granted to directors, senior officers and/or their management companies provided same are authorized by the Plan. The Plan will not be instituted if its establishment is not confirmed by a majority of votes cast at the meeting. A copy of the resolution approving the creating of the Plan is attached hereto as Schedule "A".

The terms of the Plan authorize the Board of Directors to grant stock option plans on the following terms:

1. The Option Price under each Option shall be not less than the Market Price on the Grant Date. The Expiry Date for each Option shall be set by the Board at the time of issue of the Option and shall not be more than five years after the Grant Date. Options shall not be assignable (or transferable) by the Optionee.

2. The number of Shares which may be reserved for issuance under the Plan and under all the Company's other previously established or proposed share compensation arrangements to any one Optionee within a one year period shall not exceed 5% of the outstanding issue of Shares.

by completing another proper form of proxy and in either case, depositing the completed proxy with the Company at 4 KING STREET WEST, SUITE 1320, TORONTO, ONTARIO, M5H 1B6, on or before the close of business on the last day preceding the day of the meeting or any adjournment thereof at which the proxy is to be used, or delivering it to the Chairman of the meeting on the day of the meeting or any adjournment thereof prior to the time of voting. A proxy should be executed by the shareholder or his attorney duly authorized in writing or, if the shareholder is a company by an officer or attorney thereof duly authorized.

In addition to any other manner permitted by law, a proxy may be revoked before it is exercised by instrument in writing executed in the same manner as a proxy and deposited at the head office of the Company at any time up to and including the last business day preceding the day of the meeting, or any adjournment thereof, at which the proxy is to be used or with the Chairman of the meeting on the day of such meeting or any adjournment thereof and thereupon the proxy is revoked. A shareholder attending the meeting has the right to vote in person and if he does so, his proxy is nullified with respect to the matters such person votes upon and any subsequent matters thereafter to be voted upon at the meeting or any adjournment thereof.

EXERCISE OF DISCRETION BY PROXIES

PROXIES RECEIVED IN FAVOUR OF MANAGEMENT WILL BE VOTED AND WHERE A CHOICE IS SPECIFIED, WILL BE VOTED IN ACCORDANCE WITH THE CHOICE SO SPECIFIED IN THE PROXY. WHERE NO CHOICE IS SPECIFIED, THE PROXY WILL CONFER DISCRETIONARY AUTHORITY AND WILL BE VOTED FOR THE ELECTION OF DIRECTORS, FOR THE APPOINTMENT OF AUDITORS AND THE AUTHORIZATION OF THE DIRECTORS TO FIX THEIR REMUNERATION AND APPROVING THE EXISTING STOCK OPTION PLAN ENACTED IN 2003 IN ACCORDANCE WITH THE POLICIES OF THE TSX VENTURE EXCHANGE AS STATED ELSEWHERE IN THIS CIRCULAR. THE ENCLOSED FORM OF PROXY ALSO CONFERS DISCRETIONARY AUTHORITY UPON THE PERSONS NAMED THEREIN TO VOTE WITH RESPECT TO ANY AMENDMENTS OR VARIATIONS TO THE MATTERS IDENTIFIED IN THE NOTICE OF MEETING AND WITH RESPECT TO OTHER MATTERS WHICH MAY PROPERLY COME BEFORE THE MEETING IN SUCH MANNER AS SUCH NOMINEE IN HIS JUDGMENT MAY DETERMINE. AT THE TIME OF PRINTING OF THIS CIRCULAR, THE MANAGEMENT OF THE COMPANY KNOWS OF NO SUCH AMENDMENTS, VARIATIONS OR OTHER MATTERS TO COME BEFORE THE MEETING.

AUDIT COMMITTEE CHARTER

Multilateral Instrument 52-110 (the "Instrument") relating to the composition and function of audit committees was implemented for Alberta reporting companies effective March 30, 2004 and, accordingly, applies to every TSX Venture Exchange listed company, including the Company. The Instrument requires all affected issuers to have a written Audit Committee Charter (the "Charter") which must be disclosed, as stipulated by Form 52-110F2, in the management information circular of the Company wherein management solicits proxies from the shareholders of the Company for the purpose of electing directors to the Board. This Charter has been adopted by the Board in order to comply with the Instrument and to more properly define the role of the Committee in the oversight of the financial reporting process of the Company. Nothing in this Charter is intended to restrict the ability of the directors nor audit committee to alter or vary procedures to comply more fully with the Instrument, as amended from time to time. A copy of the Audit Committee Charter is attached hereto as Schedule "B".

VOTING OF SHARES

Persons registered on the books of the Company at the close of business on August 2, 2005, (the "record date") and persons who are transferees of any shares acquired after the record date and who have produced properly endorsed certificates evidencing such shares or who otherwise have established ownership thereof and demand, not later than 10 days before the ANNUAL AND SPECIAL MEETING, that their names be included in the list of shareholders, are entitled to vote at the annual and special meeting of the Company.

At the date of this information circular, the Company has outstanding 25,051,829 common shares of its capital stock, each of which carries one vote. So far as the directors and officers of the Company are aware, the only persons or companies beneficially owning, directly or indirectly, or exercising control or direction over voting securities carrying in excess of 10% of the voting rights attached to the common shares of the Company are those set out below:

NAME & ADDRESS	NO. & CLASS OF SHARES	PERCENTAGE OF CLASS
CDS & CO. (a) Toronto, Ontario	13,762,162 common	54.93%

(a) The beneficial owners of these shares is unknown to the corporation.

The undersigned hereby certifies that the contents and the sending of this information circular have been approved by the directors of the Company.

"THEODORE H. POLISUK"
Theodore H. Polisuk, President

August 2, 2005

SCHEDULE "B"

GOLDEN HOPE MINES LIMITED (THE "COMPANY") AUDIT COMMITTEE CHARTER

MAY 12, 2005

1.0 Purpose of the Committee

1.1 The purpose of the Audit Committee is to assist the Board in its oversight of the integrity of the Company's financial statements and other relevant public disclosures, the Company's compliance with legal and regulatory requirements relating to financial reporting, the external auditors' qualifications and independence and the performance of the internal audit function and the external auditors.

2.0 Members of the Audit Committee

2.1 At least one Member must be "financially literate" as defined under Multilateral Instrument 52-110 (the "Instrument") having sufficient accounting or related financial management expertise to read and understand a set of financial statements, including the related notes, that present a breadth and level of complexity of the accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company's financial statements.

2.2 The Audit Committee shall consist of no less than three directors.

2.3 A majority of the Members of the Audit Committee shall be "independent" as defined under the Instrument, while the Company is in the developmental stage of its businesses.

3.0 Relationship with External Auditors

3.1 The external auditors are the independent representatives of the shareholders, but the external auditors are also accountable to the Board of Directors and the Audit Committee.

3.2 The external auditors must be able to complete their audit procedures and reviews with professional independence, free from any undue interference from the management or directors.

3.3 The Audit Committee must direct and ensure that the management fully co-operates with the external auditors in the course of carrying out their professional duties.

3.4 The Audit Committee will have direct communications access at all times with the external auditors.

4.0 Non-Audit Services

4.1 The external auditors are prohibited from providing any non-audit services to the Company, without the express written consent of the Audit Committee. In determining whether the external auditors will be granted permission to provide non-audit services to the Company, the Audit

auditors will be granted permission to provide non-audit services to the Company, the Audit Committee must consider that the benefits to the Company from the provision of such services, outweighs the risk of any compromise to or loss of the independence of the external auditors in carrying out their auditing mandate.

4.2 Notwithstanding section 4.1, the external auditors are prohibited at all times from carrying out any of the following services, while they are appointed the external auditors of the Company:

(i) acting as an agent of the Company for the sale of all or substantially all of the undertaking of the Company; and

(ii) performing any non-audit consulting work for any director or senior officer of the Company in their personal capacity, but not as a director, officer or insider of any other entity not associated or related to the Company.

5.0 Appointment of Auditors

5.1 The external auditors will be appointed each year by the shareholders of the Company at the annual meeting of the shareholders.

5.2 The Audit Committee will nominate the external auditors for appointment, such nomination to be approved by the Board of Directors.

6.0 Evaluation of Auditors

6.1 The Audit Committee will review the performance of the external auditors on at least an annual basis, and notify the directors and the external auditors in writing of any concerns in regards to the performance of the external auditors, or the accounting or auditing methods, procedures, standards, or principles applied by the external auditors, or any other accounting or auditing issues which come to the attention of the Audit Committee.

7.0 Renumeration of the Auditors

7.1 The renumeration of the external auditors will be determined by the Board of Directors, upon the annual authorization of the shareholders at each annual meeting of the shareholders.

7.2 The renumeration of the external auditors will be determined based on the time required to complete the audit and preparation of the audited financial statements, and the difficulty of the audit and performance of the standard auditing procedures under generally accepted auditing standards and generally accepted accouting principles of Canada.

8.0 Termination of the Auditors

8.1 The Audit Committee has the power to terminate the services of the external auditors, with or without the approval of the Board of Directors, acting reasonably.

9.0 Funding of Auditing and Consulting Services

9.1 Auditing expenses will be funded by the Company. The auditors must not perform any other

consulting services for the Company, which could impair or interfere with their role as the independent auditors of the Company.

10.0 Role and Responsibilities of the Internal Auditor

10.1 At this time, due to the Company's size and limited financial resources, the Secretary of the Company shall be responsible for implementing internal controls and performing the role as the internal auditor to ensure that such controls are adequate.

11.0 Oversight of Internal Controls

11.1 The Audit Committee will have the oversight responsibility for ensuring that the internal controls are implemented and monitors, and that such internal controls are effective.

12.0 Continuous Disclosure Requirements

12.1 At this time, due to the Company's size and limited financial resources, the Secretary of the Company is responsible for ensuring that the Company's continuous reporting requirements are met and in compliance with applicable regulatory requirements.

13.0 Other Auditing Matters

13.1 The Audit Committee may meet with the Auditors independently of the management of the Company at any time, acting reasonably.

13.2 The Auditors are authorized and directed to respond to all enquiries from the Audit Committee in a thorough and timely fashion, without reporting these enquiries or actions to the Board of Directors or the management of the Company.

14.0 Annual Review

14.1 The Audit Committee Charter will be reviewed annually by the Board of Directors and the Audit Committee to assess the adequacy of this Charter.

15.0 Independent Advisers

15.1 The Audit Committee shall have the power to retain legal, accounting or other advisors to assist the Committee.

File Number: 82-4991

PROXY

For use at the ANNUAL AND SPECIAL MEETING of the SHAREHOLDERS of the COMMON SHARES of **GOLDEN HOPE MINES LIMITED** to be held on September 8, 2005.

The UNDERSIGNED SHAREHOLDER of the COMMON SHARES of **GOLDEN HOPE MINES LIMITED** hereby appoints Theodore H. Polisuk, President, whom failing, Ronald Haller, Secretary, or instead of either of them, ..., as nominee of the undersigned with full power of substitution, to attend, vote, act for the undersigned as if personally present at the ANNUAL AND SPECIAL MEETING of the SHAREHOLDERS of the COMMON SHARES of **GOLDEN HOPE MINES LIMITED** to be held on September 8, 2005 and any adjournment thereof, without limiting the general authorization and full power thereby given to such nominee, the shares represented by this proxy are specifically directed to be voted or voted against or withheld from being voted as indicated below.

This proxy will be voted or voted against or withheld from being voted in accordance with the instructions specified. WHERE NO CHOICE IS SPECIFIED, THIS PROXY WILL CONFER DISCRETIONARY AUTHORITY AND WILL BE VOTED IN FAVOUR OF THE MATTERS REFERRED TO HEREIN. THIS PROXY CONFERS AUTHORITY FOR THE ABOVE NAMED TO VOTE IN HIS DISCRETION WITH RESPECT TO ANY AMENDMENTS OR VARIATIONS TO THE MATTERS IDENTIFIED IN THE NOTICE OF MEETING ACCOMPANYING THIS PROXY AND ANY OTHER MATTER WHICH MAY PROPERLY COME BEFORE THE MEETING.

A SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON, WHO NEED NOT BE A SHAREHOLDER, TO ATTEND AND ACT ON HIS BEHALF AT THE MEETING OTHER THAN THE PERSONS DESIGNATED IN THIS FORM OF PROXY. SUCH RIGHT MAY BE EXERCISED BY INSERTING THE NAME OF SUCH PERSON IN THE BLANK SPACE PROVIDED.

1. For [ ] or, Against [ ] or, Withhold from voting [ ] for the election of the nominees for directors identified in the information circular.

2. For [ ] or, Against [ ] or, Withhold from voting [ ] for the appointment of LIVACK, ADELMAN, CHARTERED ACCOUNTANTS, as auditor of Company and the authorization of the directors to fix his remuneration.

3. For [ ] or, Against [ ] the approval of a resolution approving the existing stock option plan enacted in 2003 in accordance with the policies of the TSX Venture Exchange for the directors, officers, employees and service providers of the Company.

The undersigned hereby revokes any proxies previously given.

If this proxy is not dated, it will be deemed to be dated on the date upon which it is mailed to the company.

DATED at , this day of , 2005.

(PRINT YOUR NAME AND ADDRESS)

__________________________ __________________________

(First Name and Surname) SIGNATURE OF SHAREHOLDER

__________________________ __________________________

(Number and Street) (Number of Shares)

____

(Apartment) (City)

____

(Province) (Postal Code)

GOLDEN HOPE MINES LIMITED

4 KING STREET WEST, SUITE 1320
TORONTO, ONTARIO M5H 1B6

SUPPLEMENTAL MAILING LIST

In accordance with National Instrument 54-102 andCommunication with Beneficial Owners of Securities of a Reporting Issuer (54-101), any registered shareholder may elect annually to have his or her name added to the issuer's supplemental mailing list in order to receive quarterly reports for the issuer's first, second and third fiscal quarters. All registered shareholders will automatically receive a quarterly report for an issuer's fourth fiscal quarter; while only non-registered shareholders entitled to receive an issuer's audited financial statements, pursuant to the Instrument, will receive a quarterly report for an issuer's fourth fiscal quarter.

If you wish to be included in the company's supplemental mailing list and be entitled to receive interim financial statements, we ask that you complete the following and return it to the company at 4 KING STREET WEST, SUITE 1320, TORONTO, ONTARIO, M5H 1B6.

I HEREBY confirm that I am a shareholder of the Company, and as such, request that you add my name to your supplemental mailing list.

The supplementary list will be updated each year, and therefore, a Return Card will be required annually in order to receive interim financial statements.

(PLEASE PRINT YOUR NAME AND ADDRESS)

____

(First Name and Surname)

____

(Number and Street)

____

(Apartment) (City)

____

(Province) (Postal Code)

Meeting Date: September 8, 2005 **Signed:**__________________________

(Signature of Shareholder)